Warszawa , 2005-04-21


05007933

United States Securities
and Exchange Commission
Washington D.C. 20549
USA


SEC MAIL
RECEIVED
PROCESSING
MAY 02 2005
SECTION

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 15/2005.
Best regards

Krzysztof Gerula

I Vice President

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

Current report no. 15 / 2005

In connection with the provisions of § 3 of the Regulation of the Council of Ministers dated March 21, 2005, concerning current and periodical information to be reported by securities' issuers, the Management Board hereby informs about implementing conditional agreement dated March 3, 2005, executed with Globis Wrocław sp. z o.o., described in the current report no. 9/2005, concerning transfer of the title to perpetual usufruct of land located at Powstańców Śląskich street in Wrocław for a price of PLN 4 million and receipt of the payment by the seller, i.e. "Orbis" S.A. on April 19, 2005. At the same time, we would like to inform that on account of the sale by "Orbis" S.A. of its shares in Globis Wrocław sp. z o.o., disclosed in a current report no. 11/2005, the buyer i.e. Globis Wrocław sp. z o.o. beginning from March 3, 2005, no longer has the status of a company affiliated with "Orbis" S.A.